UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                               Immunex Corporation

                                (Name of Issuer)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                   45252810 2

                                 (CUSIP Number)

                           LOUIS L. HOYNES, JR., ESQ.
                    Senior Vice President and General Counsel

                       American Home Products Corporation

                      5 Giralda Farms, Madison, N.J. 07940

                                 (973) 660-5000

            (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)

                            June 26, 2000 (Voluntary)

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Home Products Corporation ("Parent")
        Tax I.D. 13-2526821

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

         -0-

8.      SHARED VOTING POWER

         283,878,088

9.      SOLE DISPOSITIVE POWER

         -0-

10.     SHARED DISPOSITIVE POWER

        283,878,088

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        283,878,088

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        55.0%

14.     TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MDP Holdings, Inc.("MDP") Tax I.D. 22-3187914

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

         -0-

8.      SHARED VOTING POWER

        225,108,991

9.      SOLE DISPOSITIVE POWER

         -0-

10.     SHARED DISPOSITIVE POWER

        225,108,991

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        225,108,991

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.0%

14.     TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lederle Parenterals, Inc. ("LPI")
        Tax I.D. 22-2132271

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

         -0-

8.      SHARED VOTING POWER

        43,225,056

9.      SOLE DISPOSITIVE POWER

         -0-

10.     SHARED DISPOSITIVE POWER

        43,225,056

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        43,225,056

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.6%

14.     TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D, dated December 1, 1994 (the "Original Statement"), filed by American Home Products Corporation, a Delaware corporation ("Parent" or "Reporting Person"), and on behalf of AC Acquisition Corp., a Delaware corporation, as amended by Amendment No. 1, dated November 2, 1995 ("Amendment No. 1"), Amendment No. 2, dated November 3, 1995 ("Amendment No. 2"), Amendment No. 3, dated November 15, 1995 ("Amendment No. 3"), Amendment No. 4, dated April 23, 1999 ("Amendment No. 4"), Amendment No. 5, dated May 20, 1999 ("Amendment No. 5") and Amendment No. 6, dated August 6, 1999 ("Amendment No. 6") is hereby further amended by this Amendment No. 7, dated June 23, 2000 ("Amendment No. 7") to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Immunex Corporation, a Washington corporation ("Immunex" or "Issuer"), which has its principal executive offices at 51 University Street, Seattle, WA 98101.

     All shares numbers set forth herein have been adjusted to reflect the two-for-one stock split which was effected on August 26, 1999 and the three-for-one stock split which was effected on March 20, 2000.

     Item 2 of the Original Statement is hereby amended by deleting it in its entirety and substituting the following language:

     This statement is being filed by American Home Products Corporation, a Delaware corporation ("Parent") which has its executive offices at Five Giralda Farms, Madison, New Jersey 07940 on its own behalf and on behalf of the following wholly-owned subsidiaries of Parent:

     MDP Holdings, Inc. ("MDP"), a Delaware corporation, with its principal executive offices at 1403 Foulk Road, Suite 102, Wilmington, Delaware 19803; and

     Lederle Parenterals, Inc. ("LPI"), a New Jersey corporation, with its principal executive offices at P.O. Box AC Pueblo Station, Avenue 65 Infantry, Km.9.7, Carolina, Puerto Rico 00986

     Parent is one of the world's largest research-based pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing and marketing of prescription drugs and over-the-counter medications. It is also a leader in vaccines, biotechnology, agricultural products and animal health care.

     For information required by this Item 2 of Schedule 13D with respect to the executive officers and directors of Parent, MDP and LPI, reference is made to Attachment A to this Schedule 13D, which is incorporated herein by reference.

     None of Parent, MDP, LPI or, to its best knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3 of the Original Statement is hereby amended to add the following paragraph:

     The funds used by Parent to purchase the additional shares reported in this Amendment No. 7 were entirely from the Working Capital of Parent (and its subsidiaries), which may include funds sourced from commercial paper issued by Parent from time to time under its cash management program.

     Item 4 is hereby amended by adding the following language:

     Parent, MDP and LPI intend to continuously review their investment in Immunex. In reaching any decision with respect to such investment, Parent, MDP and LPI will take into consideration various factors, such as Immunex's business and prospects, the obligations of ACY under the agreements between Parent and/or ACY and Immunex, other developments concerning Immunex, other investment opportunities available to Parent, MDP and LPI, and general economic and market conditions. Depending on the result of its review of such factors, Parent, MDP and LPI may decide to purchase additional equity securities of Immunex, or Parent, MDP and LPI may decide to dispose of all or a portion of such securities (whether now or hereafter held), in each case, subject to the terms and conditions of agreements between Immunex and ACY and/or Parent.

     Except as set forth above or in any other item hereof, Parent, MDP and LPI do not have any present plans or proposals that would relate to or result in any of the actions required to be described in Item 4 of Schedule 13D.

     Item 5 is hereby amended by adding the following language:

     As of June 13, 2000, Parent, together with its wholly-owned subsidiaries, holds 268,334,047 shares of Immunex Common Stock which includes Common Stock purchased by ACY on February 4, 2000 (1,042,995 shares adjusted for the three-for-one stock split) and between October 27, 1999 and October 29, 1999 (905,430 shares adjusted for the three-for-one stock split), which such shares were transferred to MDP and the shares recently purchased by MDP between May 30, 2000 and June 13, 2000 as described in Item 5(c) below. As a result of purchasing the Note on May 20, 1999 which is convertible by Parent into Immunex Common Stock, Parent is also the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 15,544,041 additional shares of Immunex Common Stock underlying the Note which, combined with the shares owned by Parent, equals 283,878,088 shares of Common Stock. Parent's percentage beneficial ownership of Immunex Common Stock, excluding the Common Stock underlying the Note, equals 53.6% and, including the Common Stock issuable upon conversion of the Note, equals 55.0%, using 500,555,684 as the number of shares of Common Stock outstanding as of May 9, 2000 as disclosed in Immunex's Quarterly Report of Form 10-Q for the Quarter ended, March 31, 2000. MDP holds a total of 225,108,991 shares of Common Stock in its name and LPI holds 43,225,056 shares of Common Stock in its name. Parent and MDP share voting and dispositive power over the shares of Common Stock held of record by MDP. Parent and LPI share voting and dispositive power over the shares of Common Stock held of record by LPI.

     Item 5(c) is amended to add the following language at the end of this item:

     Between May 30, 2000 and June 13, 2000, MDP acquired shares in open market purchases totaling 1,015,000 shares of Common Stock for an aggregate of $28,632,345 as more fully described in Attachment B attached to this Amendment No. 7.

     On June 26, 2000, ACY transferred 224,093,991 shares of Immunex Common Stock it held in its name to ACY's wholly-owned subsidiary MDP.

     Item 6 is hereby amended to add the following language at the end of this item:

     On June 26, 2000, Immunex, ACY, Parent and MDP entered into the MDP Assignment and Acceptance Agreement, which is attached hereto as Exhibit IX and is incorporated by reference herein under which ACY assigns to MDP, a wholly-owned subsidiary of ACY, certain of ACY's subscription and registration rights and obligations under the Governance Agreement in conjunction with the assignment of Immunex shares to MDP. Such assignment is revocable by ACY upon delivery of written notice to Immunex.

     Item 7 is hereby amended by adding the following language at the end of this item:

     Exhibit IX - MDP Assignment and Acceptance Agreement, dated June 26, 2000, by and among Immunex Corporation, American Home Products Corporation, American Cyanamid Company, and MDP Holdings, Inc.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2000

                                            AMERICAN HOME PRODUCTS CORPORATION


                                            By:  /s/ Paul J. Jones
                                                     Paul J. Jones
                                               Vice President and Comptroller

                                                                 Attachment A

                        Executive Officers and Directors of
                       American Home Products Corporation

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("Parent") and thseir business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Parent. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to Parent and each individual is a United States citizen.

EXECUTIVE OFFICERS                  Position; Present Principal Occupation

-------------------                 --------------------------------------

John R. Stafford                    Chairman, President and Chief
                                    Executive Officer

Robert Essner                       Executive Vice President

Kenneth J. Martin                   Senior Vice President
                                    & Chief Financial Officer

Louis L. Hoynes, Jr.                Senior Vice President and
                                    General Counsel

Robert I. Levy                      Senior Vice President-Science and
                                    Technology

William J. Murray                   Senior Vice President

David M. Olivier                    Senior Vice President

Paul J. Jones                       Vice President and Comptroller

Rene R. Lewin                       Vice President-Human Resources

Thomas M. Nee                       Vice President-Taxes

DIRECTORS                           Position; Present Principal Occupation

------------                        --------------------------------------

Clifford L. Alexander, Jr           President of Alexander & Associates,
400 C Street, NE                    Inc. (consulting firm specializing in
Washington, D.C. 20002              Workforce Inclusiveness)

Frank A. Bennack, Jr.               President and Chief Executive Officer
The Hearst Corporation              of The Hearst Corporation
959 Eighth Avenue                   (owns and operates communications
New York, New York 10019            media)

Robert Essner                       Listed above

John D. Feerick                     Dean, Fordham University
Fordham University                  School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

John P. Mascotte                    President and Chief Executive
2301 Main Street                    Officer, Blue Cross Blue Shield
Eighth Floor                        of Kansas City, Inc.
Kansas City
Missouri 64108

Mary Lake Polan,                    Department Chair and Professor,
M.D., Ph.D                          Stanford University School of
Stanford University                 Medicine
School of Medicine
100 Pasteur Drive
Stanford, CA 94305

Ivan G. Seidenberg                  Chairman, and
Bell Atlantic                       Chief Executive Officer,
Corporation                         Bell Atlantic Corporation
1095 Avenue of the                  (telecommunications company)
Americas
New York, New York 10036

John R. Stafford                    Listed above

John R. Torell III                  Chairman, Torell Management Inc.
Torell Management Inc.              (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

                     Executive Officers and Directors of
                            MDP Holdings, Inc.

                    ----------------------------------

     The names and titles of the executive officers and the names of the directors of MDP Holdings, Inc. ("MDP") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of MDP. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to American Home Products Corporation ("Parent") and each individual is a United States citizen.

EXECUTIVE OFFICERS                  Position; Present Principal Occupation

-------------------                 --------------------------------------

John R. Stafford                    Chairman and President; listed above

Kenneth J. Martin                   Executive Vice President; listed above

William J. Livolsi                  Senior Vice President

Thomas M. Nee                       Vice President; listed above

Jack M. O'Connor                    Treasurer; Vice President and Treasurer

Eileen M. Lach                      Secretary; Secretary

DIRECTORS                           Position; Present Principal Occupation

------------                        --------------------------------------

John R. Stafford                    Listed above

Kenneth J. Martin                   Listed above

William J. Livolsi                  Listed above

David P. Fontello                   Vice President, Wilmington Trust Company

Margaret Pulgini                    Assistant Vice President, Wilmington
                                    Trust Company

                      Executive Officers and Directors of
                            Lederle Parenterals, Inc.

                    ----------------------------------

     The names and titles of the executive officers and the names of the directors of Lederle Parenterals, Inc. ("LPI") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of LPI. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to American Home Products Corporation ("Parent") and each individual is a United States citizen.

EXECUTIVE OFFICERS            Position; Present Principal Occupation

-------------------           --------------------------------------

Alfredo R. Nadal              President; Wyeth-Ayerst
                              Plant Manager Carolina, PR

John V. Bucceri               Vice President; Senior Vice President,
                              Wyeth-Ayerst Global Supply Chain

Michael S. Dey, Ph.D.         Vice President; President, Wyeth-Ayerst
                              Generics Division

Kenneth J. Martin             Vice President; listed above

Kevin Reilly                  Vice President; President, Wyeth-Ayerst
                              Nutritionals

Thomas M. Nee                 Vice President; listed above

Angel J. Seda Comas           Treasurer; Assistant Treasurer, Wyeth-Ayerst
                              (Puerto Rico)

Eileen M. Lach                Secretary; listed above

DIRECTORS                     Position; Present Principal Occupation

------------                  --------------------------------------

John R. Stafford              Listed above

Kenneth J. Martin             Listed above

Bernard J. Poussot            Listed above

                                                                  Attachment B


     TRANSACTIONS BY MDP HOLDINGS, INC. IN IMMUNEX COMMON SHARES
     FOR MAY 2000 AND JUNE 2000


     DATE OF                            NO. OF SHARES              PRICE PER
     TRANSACTION                        PURCHASED                  SHARE

     30-MAY-00                           50,000                    $25.9375
     31-MAY-00                          350,000                    $28.4580
      1-JUN-00                          300,000                    $25.8115
      2-JUN-00                          115,000                    $28.7880
      5-JUN-00                          100,000                    $31.1297
     13-JUN-00                          100,000                    $32.0813











                                  Exhibit Index

         Exhibit IX - MDP Assignment and Acceptance Agreement, dated June 26, 2000, by and among Immunex Corporation, American Home Products Corporation, American Cyanamid Company, and MDP Holdings, Inc.